--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             J.D. EDWARDS & COMPANY
                       (Name of Subject Company (Issuer))
                                PEOPLESOFT, INC.
                         JERSEY ACQUISITION CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   281667105
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                 Anne S. Jordan
              Senior Vice President, General Counsel and Secretary
                                PeopleSoft, Inc.
                              4460 Hacienda Drive
                          Pleasanton, California 94588
                                 (925) 225-3000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)
                             ---------------------
                                    COPY TO:

                             Douglas D. Smith, Esq.
                             Lisa A. Fontenot, Esq.
                          Gibson, Dunn & Crutcher LLP
                       One Montgomery Street, 31st Floor
                            San Francisco, CA 94104
                                 (415) 393-8200

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION                                         AMOUNT OF FILING FEE
                   ---------------------                                         --------------------
                      *$2,057,513,420                                                **$166,452.84

---------------

 * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of J.D. Edwards & Company, a Delaware corporation (the "Company"), together with the associated stock purchase rights issued pursuant to the Preferred Stock Rights Agreement dated as of October 22, 2001 between the Company and Computershare Trust Company, Inc. as rights agent, as amended (together with the Common Stock, the "Shares") at a price per Share of (i) $7.05, net, in cash, plus (ii) 0.43 shares of common stock, par value $0.01 per share, of PeopleSoft, Inc. and the associated stock purchase rights ("PeopleSoft") and cash in lieu of fractional shares (as further described in the prospectus contained in registration statement on Form S-4 (the "Prospectus") filed with the Securities and Exchange Commission by PeopleSoft on June 19, 2003). The value of the Shares was determined, to the extent of PeopleSoft common stock to be exchanged, on the basis of the market value of the PeopleSoft common stock to be exchanged in the Offer (as defined in the Prospectus), which was computed in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the product of (i) $17.46 (the average of the high and low prices per share of PeopleSoft common stock on June 13, 2003 as reported by the Nasdaq National Market) and (ii) the product of (A) 0.43, and (B) 122,426,664 (the number of Shares of J.D. Edwards Common Stock outstanding on May 28, 2003), plus 22,045,301 (the number of options and warrants to purchase such Shares outstanding on May 28, 2003, plus 480,000 (the number of shares reserved for issuance pursuant to the Company's stock plans that are expected to be outstanding immediately prior to the merger of the Company with and into a wholly owned subsidiary of PeopleSoft pursuant to an Amended and Restated Agreement and Plan of Merger and Reorganization dated June 16, 2003, among the Company, PeopleSoft and such wholly owned subsidiary, as described in the Prospectus).

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals $80.90 per million of the aggregate value of the cash and securities offered by the bidder.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,781                               Filing Party: PeopleSoft, Inc.
Form or Registration No.: 333-                                Date Filed: June 19, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going-private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO ("Statement") is filed by PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), and Jersey Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of PeopleSoft. This Statement relates to the third party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the "Common Stock") of J.D. Edwards & Company, a Delaware corporation (the "Company"), together with the associated stock purchase rights (together with the Common Stock, the "Shares") in exchange for the right to receive, on a per share basis, cash, a fraction of a share of our common stock, or a combination of cash and stock, in each case having a value of $7.05 plus 0.43 of a share of PeopleSoft Common Stock together with the associated stock purchase rights, allocated by prorating the cash and shares available in the offer among the elections made. Holders of J.D. Edwards common stock who tender but do not make an election will receive an allocation of the remaining cash and stock, or a combination of cash and stock, after allocating the cash and stock among the elections made in the offer. The election and proration procedures are described in the Prospectus.

ITEMS 1 THROUGH 11

     As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Statement, except as otherwise set forth below.

ITEM 12.  EXHIBITS

EXHIBIT                               DESCRIPTION
-------                               -----------
(a)(1)(i)     Letter of Transmittal.*
(a)(1)(ii)    Notice of Guaranteed Delivery.*
(a)(1)(iii)   Letter from the Information Agent to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)    Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.*
(a)(1)(v)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
(a)(4)(i)     Registration Statement on Form S-4, File No. 333-
              dated June 19, 2003.*
(a)(5)(i)     Summary Advertisement as published on June 19, 2003.
(a)(5)(ii)    Text of Press Release issued by PeopleSoft and J.D. Edwards
              & Company on June 16, 2003.**
(a)(5)(iii)   Form of Irrevocable Proxy and Voting Agreement by and
              between PeopleSoft, Inc. and Jersey Acquisition Corporation, on the one hand and J.D. Edwards & Company (with respect to certain provisions only), and certain stockholders of J.D.
              Edwards & Company, on the other hand*
(a)(5)(iv)    Form of Irrevocable Proxy and Voting Agreement by and
              between J.D. Edwards & Company on the one hand and J.D.
              Edwards & Company (with respect to certain provisions only), and certain stockholders of PeopleSoft, Inc., on the other hand*
(b)           None.
(c)           Not applicable
(d)           Amended and Restated Agreement and Plan of Merger and
              Reorganization dated as of June 16, 2003 by and among
              PeopleSoft, Inc., J.D. Edwards and Jersey Acquisition
              Corporation.*
(e)           Not applicable.
(f)           Not applicable.

EXHIBIT                               DESCRIPTION
-------                               -----------
(g)           None.
(h)           None.

---------------

 * Incorporated by reference from the registration statement on Form S-4 filed with the Securities and Exchange Commission by PeopleSoft, Inc. on June 19, 2003, File No. 333-

** Incorporated by reference to the filing made under cover of Rule 425 on June 17, 2003.

ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not Applicable

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PEOPLESOFT, INC.

                                          By: /s/ ROBIN L. WASHINGTON
                                            ------------------------------------
                                              Name: Robin L. Washington
                                              Title: SVP, Corporate Controller

                                          JERSEY ACQUISITION CORPORATION

                                          By: /s/ ROBIN L. WASHINGTON
                                            ------------------------------------
                                              Name: Robin L. Washington
                                              Title: SVP, Corporate Controller

Dated: June 19, 2003

                                 EXHIBIT INDEX

EXHIBIT                               DESCRIPTION
-------                               -----------
(a)(1)(i)     Letter of Transmittal.*
(a)(1)(ii)    Notice of Guaranteed Delivery.*
(a)(1)(iii)   Letter from the Information Agent to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)    Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.*
(a)(1)(v)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
(a)(4)(i)     Registration Statement on Form S-4, File No. 333-
              dated June 19, 2003.*
(a)(5)(i)     Summary Advertisement as published on June 19, 2003.
(a)(5)(ii)    Text of Press Release issued by PeopleSoft and J.D. Edwards
              & Company on June 16, 2003.**
(a)(5)(iii)   Form of Irrevocable Proxy and Voting Agreement by and
              between PeopleSoft, Inc. and Jersey Acquisition Corporation, on the one hand and J.D. Edwards & Company (with respect to certain provisions only), and certain stockholders of J.D.
              Edwards & Company, on the other hand*
(a)(5)(iv)    Form of Irrevocable Proxy and Voting Agreement by and
              between J.D. Edwards & Company on the one hand and J.D.
              Edwards & Company (with respect to certain provisions only), and certain stockholders of PeopleSoft, Inc., on the other hand*
(b)           None.
(c)           Not applicable
(d)           Amended and Restated Agreement and Plan of Merger and
              Reorganization dated as of June 16, 2003 by and among
              PeopleSoft, Inc., J.D. Edwards and Jersey Acquisition
              Corporation.*
(e)           Not applicable.
(f)           Not applicable.
(g)           None.
(h)           None.

---------------

 * Incorporated by reference from the registration statement on Form S-4 filed with the Securities and Exchange Commission by Parent on June 19, 2003, File No. 333-

** Incorporated by reference to the filing made under cover of Rule 425 on June
   17, 2003